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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 8
                                 to SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              ALBEMARLE CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                   012653 10 1
                                   -----------
                                 (CUSIP NUMBER)


                                Bruce C. Gottwald
                             330 South Fourth Street
                            Richmond, Virginia 23219
                           Telephone No. 804-788-5401
                           --------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                             Allen C. Goolsby, Esq.
                                Hunton & Williams
                          Riverfront Plaza - East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                February 13, 2002
                                -----------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [_].

               Check the following box if a fee is being paid with
                               this statement [_].

                               Page 1 of 5 Pages

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   ------------------------------                   ----------------------------
   CUSIP NO. 012653 10 1                 13D         Page 2 of 5 Pages
   ------------------------------                   ----------------------------

 -------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
      1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Bruce C. Gottwald
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[_]
      2                                                             (b)[x]

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
      4
            PF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5     TO ITEM 2(d) or 2(e)                                     [_]
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
      6
            USA
--------------------------------------------------------------------------------
          NUMBER OF          7       SOLE VOTING POWER

           SHARES                    486,962
                             ---------------------------------------------------
         BENEFICIALLY        8       SHARED VOTING POWER

           OWNED BY                  1,764,302
                             ---------------------------------------------------
            EACH             9       SOLE DISPOSITIVE POWER

          REPORTING                  486,962
                             ---------------------------------------------------
         PERSON WITH         10      SHARED DISPOSITIVE POWER

                                     1,764,302
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,251,264
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
            181,377 shares held by foundation; 1,567,185 shares
            owned by adult sons                                      [X]
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.42%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                Page 2 of 5 Pages

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             * This Amendment No. 8 amends and supplements the statement on
Schedule 13D filed by Bruce C. Gottwald on March 10, 1994, (as previously amended) with respect to shares of common stock (the "Common Stock") of Albemarle Corporation (the "Issuer").

Item 1.      Security and Issuer. This statement relates to the Common Stock
             -------------------
             of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.

Item 2.      Identity and Background.  No change.
             -----------------------

Item 3.      Source and Amount of Funds or Other Consideration.  Not applicable.
             -------------------------------------------------

Item 4.      Purpose of Transaction.  No change.
             ----------------------

Item 5.      Interest in Securities of the Issuer.
             ------------------------------------

             (a) 2,432,641 shares of Common Stock of the Issuer are owned beneficially by Bruce C. Gottwald, constituting 5.86% of such shares outstanding./1//
                                               -

             (b)      Number of shares as to which such person has:

                      (i)      sole power to vote or to direct the vote -
                               668,339/2//
                                       -

                      (ii) shared power to vote or to direct the vote - 1,764,302/3//
                                         -

                      (iii) sole power to dispose of or to direct the disposition of - 668,339/2//
                                                        -

                      (iv) shared power to dispose of or to direct the disposition of - 1,764,302/3//
                                                          -

                   1/  The filing of this statement on Schedule 13D shall not be
                   -   construed as an admission that for the purposes of
                       Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, Bruce C. Gottwald is the beneficial owner of 181,377 shares described in Items 5(b)(i) and
                       (iii) or the 1,764,302 shares described in Items 5(b)(ii) and (iv).

                   2/  This amount includes 181,377 shares owned by a charitable
                   - foundation for which Bruce C. Gottwald serves as a director. Bruce C. Gottwald disclaims any beneficial interest in any shares held in the foundation.

                   3/  This  amount does not  include  1,567,185  shares  owned
                   - by the adult sons of Bruce C. Gottwald who do not reside in their father's home.

             (c) On February 13, 2002, the Issuer purchased 2,500,000 shares of its Common Stock from Bruce C. Gottwald, 750,000 shares of its Common Stock from a partnership in which Bruce C. Gottwald is a general partner and 750,000 shares of its Common Stock from a trust (which shares were attributed to the adult sons of Bruce C. Gottwald). The purchase price for each share was 23.17 ($.25 per share less than the weighted average trading price for the Issuer's Common

                                Page 3 of 5 Pages

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                     Stock for the third through the twelfth business days
                     following the release of the Issuer's earnings for the year ended December 31, 2001).

               (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 1,764,302 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this statement on Schedule 13D is filed.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  --------------------------------------------------------------
                  Respect to Securities of the Insurer.  None.
                  ------------------------------------

Item 7.           Material to be Filed as Exhibits.  None.
                  --------------------------------

                               Page 4 of 5 Pages


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                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true,

complete and correct.

February 18, 2002                                    /s/ Bruce C. Gottwald
                                                     ---------------------
                                                     Bruce C. Gottwald

                               Page 5 of 5 Pages